SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212-930-9725 www.srff.com


                                February 24, 2006


Barbara Jacobs, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

      Re:   Euroweb International Corp.
            Schedule 14A filed January 11, 2006
            File No. 0-12000

Dear Ms. Jacobs:

      This firm represents Euroweb International Corp. ("Euroweb" or the "Company") in the above-referenced matter. The Company has filed an amended proxy in response to comments 1 through 8 and 12. The Company intends to further amend the proxy upon completion of its audit for the year ended December 31, 2005, which such amendment will address comments 9 through 11. Further, below please find our responses to your January 24, 2006 comment letter:

Preliminary Proxy Statement on Schedule 14A

      1. It appears that the sale of the Subsidiaries will constitute the sale of substantially all of your revenue generating businesses. We note your disclosure that after classifying the Subsidiaries as discontinued operations your revenue for the year ended December 31, 2004 will be zero. Please clarify your disclosure throughout to discuss such a result.

            Response

            We have revised the proxy to disclose throughout that after classifying the Subsidiaries as discontinued operations, the Company's revenue for the year ended December 31, 2004 will be zero.

Summary Term Sheet for Proposal No. 1

Reason for the Transaction, page 6

      2. You state that the disposition of the Subsidiaries will "allow [you] to redeploy capital to acquire additional assets in IT space and other unidentified industries that [you] deem profitable as well as focus [your] expertise in the area of IT outsourcing in Central and Eastern Europe." Please elaborate here or elsewhere, as appropriate, on whether you currently have any plans, proposals or arrangements to redeploy your capital, including future acquisitions or opportunities. Please disclose by including materially complete descriptions of the future acquisitions or opportunities, if any. Please also identify what unidentified industries you are considering for your redeployment of capital.

            Response

            The Company presently does not have plans, proposals or arrangements to redeploy its capital or to enter future acquisitions or opportunities. Disclosure has been added accordingly.

            The Company has not identified additional industries to which it may enter and is not considering other specific industries for the redeployment of its capital at this time. Disclosure has been revised accordingly.

      3. Please reconcile your disclosure that you plan to "focus [your] expertise in the area of IT outsourcing in Central and Eastern Europe" with your prior discussion of your plan "to acquire additional assets in IT space and other unidentified industries."

            Response

            We do not believe the two statements are inconsistent. Upon the sale of the Subsidiaries, the Company intends to engage in the following two activities:

                  o Redploy capital to acquire additional assets in the IT space and other unidentified industries; and

                  o     Focus its expertise in the area of IT outsourcing.

            The Company intends to engage in both of these activities and we do not believe the engaging in one of these activities would in any way limit the other. We have revised the disclosure to clarify the Company's intent.

Risk, page 6

      4. You disclose the effect of the proposed transaction on your financial results for the year ended December 31, 2004. Please provide similar disclosure with respect to your financial results for the nine months ended September 30, 2005.

            Response

            We have revised the proxy to provide information with respect to the impact of the sale of the Subsidiaries on the Company's financial statements for the nine months ended September 30, 2005.

Proposal No. 1, page 8

      5. You state that the board believes the sale of the Subsidiaries is the culmination of the company's strategy of identifying and developing companies within emerging industries for the purpose of consolidation and sale. Please explain this is greater detail. For example, disclose when Euroweb Hungary and Euroweb Romania were identified and/or developed by the company. Disclose how long you have had this strategy of identifying and developing companies within emerging industries for the purpose of consolidation and sale, and whether this is your main business strategy, especially since after classifying the Subsidiaries as discontinued operations, your revenue for the year ended December 31, 2004 will be zero. Also, please discuss whether you plan to continue this consolidation and sale strategy with its remaining subsidiary, Navigator Informatika.


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

            Response

            Please note that the Company has developed a strategy of identifying and developing companies in emerging industries for the purpose of consolidation as stated in the proxy. However, the Company recently sold its assets in the Czech Republic and Slovakia and is attempting to sell its assets in Hungary as a result of favorable market conditions and the receipt of offers for such assets that the Company believed were above market value. Accordingly, we do not believe it is appropriate to state that the Company's strategy is to "consolidate and sell" as the sale of its businesses in Central Europe were recent developments and were not a component of a set strategy. We have revised the proxy to state that the Company's policy is to "[identify] and [develop] companies within emerging industries for the purpose of consolidation and sale if favorable market conditions exist" as opposed to "consolidation and sale".

            We have revised the proxy to state that if the opportunity presents itself, the Company will consider implementing its consolidation strategy with its remaining subsidiary and any other business it enters. We have further revised the proxy to state that consolidation is not the main business focus of the Company but rather a strategy implemented to develop its core businesses.

      6. We note your disclosure in note 10 to your unaudited condensed consolidated financial statements in your Form l0-QSB for the September 30, 2005 in which you disclose certain obligations of EuroWeb Hungary in connection with your recent acquisition of Navigator Informatika Rt. and the loan undertaken by EuroWeb Hungary to finance the acquisition. Please discuss the impact of the sale of EuroWeb Hungary on such obligations.

            Response

            Euroweb Hungary obtained a $6,000,000 long term bank loan from Commerzbank Hungary (the "Commerzbank Loan") to finance the cash part of the purchase price of Navigator. In connection with the sale of the Subsidiaries, the agreement entered with Invitel requires that the Commerzbank Loan be fully paid upon closing. We have revised the disclosure under "Proposal No. 1" to state that the Commerzbank Loan must be fully paid upon closing of the sale of the Subsidiaries.

      7. Please provide disclosure pursuant to Item 14(b)(7) of Schedule 14A describing the negotiations, transactions and material contacts between you and Invitel with respect to the sale of the Subsidiaries. In addition, please briefly discuss the results from your solicitation of other offers for the Subsidiaries.

            Response

            We have revised Proposal No. 1 to include a subsection titled "Background of the Transaction" which includes information pertaining to the negotiations, transactions and material contracts between Invitel and the Company with respect to the sale of the Subsidiaries as well as a brief description of other offers.

Risk, page 9

      8. Please elaborate on the basis for your disclosure that Nasdaq may request your reapplication for listing. Please also disclose any discussions you have had with Nasdaq and the results of such discussions.


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

            Response

            We have revised the disclosure to state that Nasdaq may require that the Company reapply for listing because, as a result of the sale of the Subsidiaries, the Company may be deemed to have entered a new line of business despite the fact that it will have continuing operations in Central and Eastern Europe.

            The Company has not had any formal discussion with Nasdaq.

Exhibit B -- Consolidated Financial Statements of Euroweb International Corp.

      9. Revise to include your interim financial statements at and for the nine months ended September 30, 2005 and 2004.

            Response

            The Company will amend the proxy prior to mailing and filing the definitive proxy to include its financials statements for the year ended December 31, 2005.

      10. We note that in April 2005 you sold Euroweb Slovakia for $2.7 million and appropriately classified the sale as discontinued operations in your Form 10-QSB for the quarter ended September 30, 2005. Considering that you included your audited financial statements in this preliminary proxy statement, all periods presented must be restated to reflect the sale of Euroweb Slovakia as discontinued operations. See Appendix C.IV of the Division of Corporation Finance Accounting and Disclosure Rules and Practices Training Manual. Please revise accordingly.

            Response

            Upon amendment of the proxy to include the financial statements for December 2005, we will present all periods to reflect the sale of Euroweb Slovakia as discontinued operations.

Exhibit D -- Unaudited Pro Forma Condensed Consolidated Financial Statements

      11. In addition to the pro forma financial information, you should include unaudited financial statements for Euroweb Hungary and Euroweb Romania for the same periods as are required for the company. Please refer to Question H.6 of our July 2001 Third Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that the financial information presented should be current pursuant to Rule 310(g) of Regulation S-B.

            Response

            Prior to filing and mailing the definitive version of the proxy to the Company's shareholders, we will revise the proxy to provide unaudited financial statements for Euroweb Hungary and Euroweb Romania for the same periods required for the Company.


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

      12. Revise the numbering of your pro forma footnotes to coincide with the adjustments as reflected in the pro forma financial information.

            Response

            The footnotes have been revised to reflect the changes in the pro forma financial information.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                             Sincerely,


                                             /s/ Stephen Fleming
                                             Stephen Fleming


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